Exhibit 99.13

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER:	04	YEAR:	2014
	STATEMENT OF FINANCIAL POSITION
NEW YORK STOCK
EXCHANGE CODE: VLRS
	AT DECEMBER 31, 2014 AND DECEMBER 31, 2013			CONSOLIDATED
	(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Account / Subaccount	Amount	Amount
10000000	Total assets	9,905,040	8,377,784
11000000	Total current assets	3,688,669	3,999,960
11010000	Cash and cash equivalents	2,264,857	2,450,773
11020000	Short-term investments	0	0
11020010	Available-for-sale investments	0	0
11020020	Trading investments	0	0
11020030	Held-to-maturity investments	0	0
11030000	Accounts receivables, net	174,941	222,230
11030010	Accounts receivables	202,727	252,005
11030020	Provisions for doubtful accounts	-27,786	-29,775
11040000	Other receivables, net	273,619	379,929
11040010	Other receivables	273,619	379,929
11040020	Provisions for doubtful accounts	0	0
11050000	Inventories	139,673	113,835
11051000	Biological current assets	0	0
11060000	Other current assets	835,579	833,193
11060010	Prepaid expenses	227,708	322,971
11060020	Financial instruments	62,679	11,133
11060030	Assets available for sale	0	0
11060050	Rights and licenses	0	0
11060060	Other	545,192	499,089
12000000	Total non-current assets	6,216,371	4,377,824
12010000	Accounts receivable, net	0	0
12020000	Investments	0	0
12020010	Investments in associates and joint ventures	0	0
12020020	Held-to-maturity investments	0	0
12020030	Available-for-sale investments	0	0
12020040	Other investments	0	0
12030000	Property, plant and equipment, net	2,223,312	1,341,323
12030010	Land and buildings	0	0
12030020	Machinery and industrial equipment	0	0
12030030	Other equipment	1,629,982	953,538
12030040	Accumulated depreciation and amortization	-886,919	-569,100
12030050	Construction in process	1,480,249	956,885
12040000	Investment property	0	0
12050000	Biological non- current assets	0	0
12060000	Intangible assets, net	72,566	79,282
12060010	Goodwill	0	0
12060020	Trademarks	0	0
12060030	Rights and licenses	2,070	2,009
12060031	Concessions	0	0
12060040	Other intangible assets	70,496	77,273
12070000	Deferred tax assets	327,785	304,525
12080000	Other non-current assets	3,592,708	2,652,694
12080001	Prepaid expenses	0	0
12080010	Financial instruments	5,454	0
12080020	Employee benefits	0	0
12080021	Available for sale assets	0	0
12080040	Deferred charges	0	0
12080050	Other	3,587,254	2,652,694
20000000	Total liabilities	5,435,260	4,415,414
21000000	Total short-term liabilities	4,768,367	3,871,529
21010000	Financial Debt	818,393	266,121
21020000	Stock market loans	0	0
21030000	Other liabilities with cost	0	0
21040000	Suppliers	505,604	533,555
21050000	Taxes payable	677,094	598,976
21050010	Income tax payable	47,746	44,713
21050020	Other taxes payable	629,348	554,263
21060000	Other current liabilities	2,767,276	2,472,877

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR		QUARTER:	04	YEAR:	2014
	STATEMENT OF FINANCIAL POSITION
NEW YORK STOCK
EXCHANGE CODE: VLRS
	AT DECEMBER 31, 2014 AND DECEMBER 31, 2013			CONSOLIDATED
	(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Account / Subaccount	Amount	Amount
21060010	Interest payable	4,678	2,347
21060020	Financial instruments	210,650	31,845
21060030	Deferred revenue	1,420,935	1,393,469
21060050	Employee benefits	0	0
21060060	Provisions	8,905	9,498
21060061	Current liabilities related to available for sale assets	0	0
21060080	Other	1,122,108	1,035,718
22000000	Total long-term liabilities	666,893	543,885
22010000	Financial debt	424,799	293,824
22020000	Stock market loans	0	0
22030000	Other liabilities with cost	0	0
22040000	Deferred tax liabilities	26,842	21,530
22050000	Other non-current liabilities	215,252	228,531
22050010	Financial instruments	42,468	74,306
22050020	Deferred revenue	0	0
22050040	Employee benefits	7,737	5,260
22050050	Provisions	20,986	11,381
22050051	Long-term liabilities related to available for sale assets	0	0
22050070	Other	144,061	137,584
30000000	Total equity	4,469,780	3,962,370
30010000	Equity attributable to equity holders of parent	4,469,780	3,962,370
30030000	Capital stock	2,973,559	2,973,559
30040000	Shares repurchased	0	0
30050000	Premium on issuance of shares	1,786,790	1,785,744
30060000	Contributions for future capital increases	1	1
30070000	Other contributed capital	-114,789	-107,730
30080000	Retained earnings (accumulated losses)	-17,533	-622,717
30080010	Legal reserve	38,250	38,250
30080020	Other reserves	0	0
30080030	Accumulate losses	-660,967	-929,645
30080040	Net income for the period	605,184	268,678
30080050	Others	0	0
30090000	Accumulated other comprehensive income (net of tax)	-158,248	-66,487
30090010	Gain on revaluation of properties	0	0
30090020	Actuarial gains (losses) from labor obligations	-1,482	-375
30090030	Foreign currency translation	0	0
30090040	Changes in the valuation of financial assets available for sale	0	0
30090050	Changes in the valuation of derivative financial instruments	-156,766	-66,112
30090060	Changes in fair value of other assets	0	0
30090070	Share of other comprehensive income of associates and joint ventures	0	0
30090080	Other comprehensive income	0	0
30020000	Non-controlling interest	0	0

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
		QUARTER:	04	YEAR:	2014
MEXICAN STOCK EXCHANGE
CODE: VOLAR	STATEMENT OF FINANCIAL POSITION
	INFORMATIONAL DATA
NEW YORK STOCK
EXCHANGE: VLRS	AT DECEMBER 31, 2014 AND DECEMBER 31, 2013
				CONSOLIDATED
	(Thousands of Mexican Pesos)

		Ending current	Previous year end
Ref	Concepts	Amount	Amount
91000010	Short-term foreign currency liabilities	1,477,902	744,497
91000020	Long term foreign currency liabilities	467,267	368,130
91000030	Capital stock	2,973,559	2,973,559
91000040	Restatement of capital stock	0	0
91000050	Plan assets for pensions and seniority premiums	0	0
91000060	Number of executives (*)	0	0
91000070	Number of employees (*)	2,805	2,692
91000080	Number of workers (*)	0	0
91000090	Outstanding shares (*)	1,011,876,677	1,011,876,677
91000100	Repurchased shares (*)	0	0
91000110	Restricted cash (1)	0	0
91000120	Guaranteed debt of associated companies	0	0

(1) This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents

(*) Data in units

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	04	YEAR:	2014
CODE: VOLAR
	STATEMENTS OF COMPREHENSIVE INCOME
NEW YORK STOCK				CONSOLIDATED
EXCHANGE CODE: VLRS
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013
	(Thousand of Mexican Pesos)

		Current Year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
40010000	Revenues	14,036,742	3,958,246	13,002,471	3,183,773
40010010	Services	14,036,742	3,958,246	13,002,471	3,183,773
40010020	Sale of goods	0	0	0	0
40010030	Interests	0	0	0	0
40010040	Royalties	0	0	0	0
40010050	Dividends	0	0	0	0
40010060	Leases	0	0	0	0
40010061	Constructions	0	0	0	0
40010070	Other revenue	0	0	0	0
40020000	Cost of sales	0	0	0	0
40021000	Gross profit	14,036,742	3,958,246	13,002,471	3,183,773
40030000	General expenses	13,844,030	3,543,101	12,722,241	3,408,107
40040000	Income (loss) before other income (expenses), net	192,712	415,145	280,230	-224,334
40050000	Other income, net	11,391	11,178	37,147	27,540
40060000	Operating income (loss)	204,103	426,323	317,377	-196,794
40070000	Finance income	472,136	342,814	91,202	26,002
40070010	Interest income	23,242	6,472	23,044	5,276
40070020	Gain on foreign exchange, net	448,672	336,334	66,428	20,714
40070030	Gain on derivatives, net	0	0	0	0
40070040	Gain on change in fair value of financial instruments	0	0	0	0
40070050	Other finance income	222	8	1,730	12
40080000	Finance costs	32,335	9,063	125,737	5,345
40080010	Interest expense	0	0	38,796	0
40080020	Loss on foreign exchange, net	0	0	0	0
40080030	Loss on derivatives, net	0	0	0	0
40080050	Loss on change in fair value of financial instruments	0	0	0	0
40080060	Other finance costs	32,335	9,063	86,941	5,345
40090000	Finance income (loss), net	439,801	333,751	-34,535	20,657
40100000	Share of income (loss) of associates and joint ventures	0	0	0	0
40110000	Income (loss) before income tax	643,904	760,074	282,842	-176,137
40120000	Income tax benefit (expense)	38,720	57,197	17,550	-79,022
40120010	Current tax	17,345	15,085	8,710	-1,239
40120020	Deferred tax	21,375	42,112	8,840	-77,783
40130000	Income (loss) from continuing operations	605,184	702,877	265,292	-97,115
40140000	(Loss) income from discontinued operations	0	0	0	0
40150000	Net income (loss)	605,184	702,877	265,292	-97,115
40160000	Loss attributable to non-controlling interests	0	0	-3,386	0
40170000	Income (loss) attributable to owners of parent	605,184	702,877	268,678	-97,115

40180000	Earnings (loss) income per share basic	0.60	0.69	0.31	-0.10
40190000	Earnings (loss) income per share diluted	0.60	0.69	0.31	-0.10

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	04	YEAR:	2014
CODE: VOLAR
	STATEMENTS OF COMPREHENSIVE INCOME
NEW YORK STOCK	OTHER COMPREHENSIVE INCOME			CONSOLIDATED
EXCHANGE CODE: VLRS	(NET OF INCOMETAX)
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013
	(Thousand of Mexican Pesos)

		Current year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
40200000	Net income (loss)	605,184	702,877	265,292	-97,115
	Disclosures not be reclassified on income
40210000	Property revaluation gains	0	0	0	0
40220000	Actuarial (loss) earnings from labor obligations	-1,107	-1,107	7,950	7,950
40220100	Share of income on revaluation on properties of associates and joint ventures	0	0	0	0
	Disclosures may be reclassified subsequently to income
40230000	Foreign currency translation	0	0	0	0
40240000	Changes in the valuation of financial assets held-for-sale	0	0	0	0
40250000	Changes in the valuation of derivative financial instruments	-90,654	-72,975	33,473	12,802
40260000	Changes in fair value of other assets	0	0	0	0
40270000	Share of other comprehensive income of associates and joint ventures	0	0	0	0
40280000	Other comprehensive income	0	0	0	0
40290000	Total other comprehensive income	-91,761	-74,082	41,423	20,752
	Total comprehensive income (loss)	513,423	628,795	306,715	-76,363
40320000	Comprehensive income (loss), attributable to non-controlling interests	0	0	-3,386	-29
40310000	Comprehensive income (loss), attributable to equity holders of parent	513,423	628,795	310,101	-76,334

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE
CODE: VOLAR
		QUARTER:	04	YEAR:	2014
NEW YORK STOCK	STATEMENTS OF COMPREHENSIVE INCOME
EXCHANGE CODE: VLRS	INFORMATIONAL DATA
				CONSOLIDATED
FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2014 AND 2013
	(Thousand of Mexican Pesos)

		Current year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
92000010	Operating depreciation and amortization	342,515	137,608	301,531	85,627

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	04	YEAR:	2014
CODE: VOLAR
	STATEMENTS OF COMPREHENSIVE INCOME
	INFORMATIONAL DATA (12 MONTHS)
NEW YORK STOCK				CONSOLIDATED
EXCHANGE CODE: VLRS
	(Thousands of Mexican Pesos)

		Year
Ref	Account / Subaccount	Current	Previous
92000030	Revenues net (**)	14,036,742	13,002,471
92000040	Operating income (**)	204,103	317,377
92000060	Net income (**)	605,184	265,292
92000050	Income, attributable to equity holders of parent(**)	605,184	268,678
92000070	Operating depreciation and amortization (**)	342,515	301,531

(**) Information last 12 months

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
MEXICAN STOCK EXCHANGE	S.A.B. DE C.V.
CODE: VOLAR		QUARTER:	04	YEAR:	2014
	STATEMENT OF CHANGES IN EQUITY
	(THOUSAND OF MEXICAN PESOS)
NEW YORK EXCHANGE
EXCHANGE CODE: VLRS				CONSOLIDATED

						Retained earnings (accumulated
						losses)
							Unappropriated		Equity
							earnings	Accumulated other	attributable to
Concepts		Shares	Additional	Contributions for	Other capital		(Accumulated	comprehensive	holders of	Non- controlling
Increases	Capital stock	repurchased	paid-incapital	future capital	contributed	Reserves	Losses)	income (loss)	parent	interests	Total equity

Balance at January 1, 2013	2,376,098	0	-190,850	1	-133,723	38,250	-929,645	-107,910	1,052,221	22,446	1,074,667

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	597,461	0	0	0	0	0	0	0	597,461	0	597,461

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in Additional paid-in capital	0	0	2,044,313	0	0	0	0	0	2,044,313	0	2,044,313

(Decrease) increase in non-controlling interests	0	0	-69,787	0	0	0	0	0	-69,787	-19,060	-88,847

Other changes	0	0	2,068	0	25,993	0	0	0	28,061	0	28,061

Comprehensive income	0	0	0	0	0	0	268,678	41,423	310,101	-3,386	306,715

Balance at December 31, 2013	2,973,559	0	1,785,744	1	-107,730	38,250	-660,967	-66,487	3,962,370	0	3,962,370

Balance at January 1, 2014	2,973,559	0	1,785,744	1	-107,730	38,250	-660,967	-66,487	3,962,370	0	3,962,370

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in Additional paid-in capital Of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in non-controlling interests	0	0	0	0	0	0	0	0	0	0	0

Other changes	0	0	1,046	0	-7,059	0	0	0	-6,013	0	-6,013

Comprehensive (loss) income	0	0	0	0	0	0	605,184	-91,761	513,423	0	513,423

Balance at December 31, 2014	2,973,559	0	1,786,790	1	-114,789	38,250	-55,783	-158,248	4,469,780	0	4,469,780

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
		QUARTER:	04	YEAR:	2014
MEXICAN STOCK EXCHANGE
CODE: VOLAR	STATEMENT OF CASH FLOWS

NEW YORK STOCK
EXCHANGE CODE: VLRS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014 AND 2013
				CONSOLIDATED
	(Thousand of Mexican Pesos)

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
OPERATING ACTIVITIES
50010000	Income before income tax	643,904	282,842
50020000	+(-) Items not requiring cash	-27,460	-33,266
50020010	+ Estimate for the period	0	0
50020020	+ Provision for the period	0	0
50020030	+(-) Other unrealized items	-27,460	-33,266
50030000	+(-) Items related to investing activities	10,178	149,911
50030010	Depreciation and amortization for the period	342,515	301,531
50030020	(-)+ Gain or loss on sale of property, plant and equipment	-13,908	-94,968
50030030	+(-) Loss (reversal) impairment	0	0
50030040	(-)+ Equity in results of associates and joint ventures	0	0
50030050	(-) Dividends received	0	0
50030060	(-) Interest received	-23,464	-24,774
50030070	(-) Foreign exchange fluctuation	-294,965	-56,652
50030080	(-)+ Other inflows (outflows) of cash	0	24,774
50040000	+(-) Items related to financing activities	157,673	155,812
50040010	(+) Accrued interest	32,335	125,737
50040020	(+) Foreign exchange fluctuation	0	0
50040030	(+) Financial Instruments	125,338	30,075
50040040	(-)+ Other inflows (outflows) of cash	0	0
50050000	Cash flows before income tax	784,295	555,299
50060000	Cash flows from used in operating activities	-450,512	-516,542
50060010	+(-) Decrease (increase) in trade accounts receivable	37,325	-39,343
50060020	+(-) Decrease (increase) in inventories	-25,838	-16,685
50060030	+(-) Decrease (increase) in other accounts receivable	-512,977	-881,799
50060040	+(-) Increase (decrease) in trade accounts payable	-16,717	13,210
50060050	+(-) Increase (decrease) in other liabilities	78,833	422,944
50060060	+(-) Income taxes paid or returned	-11,138	-14,869
50070000	Net cash flows from provided by operating activities	333,783	38,757
Investing activities
50080000	Net cash flows from used in investing activities	-1,184,968	-311,926
50080010	(-) Permanent investments	0	0
50080020	+ Disposition of permanent investments	0	0
50080030	(-) Investment in property, plant and equipment	-1,574,137	-1,119,442
50080040	+ Sale of property, plant and equipment	417,626	849,074
50080050	(-) Temporary investments	0	0
50080060	+ Disposition of temporary investments	0	0
50080070	(-) Investment in intangible assets	-28,457	-41,558
50080080	+ Disposition of intangible assets	0	0
50080090	(-) Acquisitions of ventures	0	0
50080100	+ Dispositions of ventures	0	0
50080110	+ Dividend received	0	0
50080120	+ Interest received	0	0
50080130	+(-) Decrease (increase) advances and loans to third parts	0	0
50080140	-(+) Other inflows (outflows) of cash	0	0
Financing activities
50090000	Net cash flow from provided by financing activities	524,704	1,860,504
50090010	+ Financial debt	965,945	444,098
50090020	+ Stock market financing	0	0
50090030	+ Other financing	0	0
50090040	(-) Payments of financial debt amortization	-399,815	-1,018,722
50090050	(-) Stock market financing amortization	0	0
50090060	(-) Other financing amortization	0	0
50090070	+(-) Increase (decrease) in capital stock	0	508,614
50090080	(-) Dividends paid	0	0
50090090	+ Premium on issuance of shares	0	2,069,547
50090100	+ Contributions for future capital increases	0	0
50090110	(-) Interest expense	-23,151	-65,468
50090120	(-) Repurchase of shares	0	0
50090130	(-)+ Other inflows (outflows) of cash	-18,275	-77,565

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
		QUARTER:	04	YEAR:	2014
MEXICAN STOCK EXCHANGE
CODE: VOLAR	STATEMENT OF CASH FLOWS

NEW YORK STOCK
EXCHANGE CODE: VLRS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2014 AND 2013
				CONSOLIDATED
	(Thousand of Mexican Pesos)

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
50100000	Net (decrease) increase in cash and cash equivalents	-326,481	1,587,335
50110000	Net foreign exchange differences on the cash balance	140,565	41,362
50120000	Cash and cash equivalents at beginning of period	2,450,773	822,076
50130000	Cash and cash equivalents at end of period	2,264,857	2,450,773

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
MEXICAN STOCK EXCHANGE	S.A.B. DE C.V.	QUARTER:	04	YEAR:	2014
CODE: VOLAR
	FINANCIAL STATEMENT NOTES
NEW YORK STOCK				PAGE	1/ 8
EXCHANGE CODE: VLRS
				CONSOLIDATED

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1. Corporate information

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican corporate laws on October 27, 2005.

Controladora and its subsidiaries (The “Company”) are domiciled in Mexico, City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México D.F.

The Company, through its subsidiary, Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad. The Company is listed on the Mexican Stock Exchange (“BMV”) and on the New York Stock Exchange (“NYSE”).

2. Basis of preparation

The unaudited interim condensed consolidated financial statements for the three months ended December 31, 2014 have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. Certain notes of the most significant events and transactions are incorporated into these financial statements to explain the changes in the financial position of the Company from the last annual consolidated financial statements for the year ended December 31, 2013.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2013.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2013.

Basis of measurement and presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments that are measured at fair value. The carrying value of recognized financial assets and liabilities that are designated and accounted for as cash flow hedges are adjusted to record changes in fair values attributable to the risks that are being hedged.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statement of comprehensive income and in equity in the consolidated statement of financial position separately from the Company’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates

The amounts in the accompanying consolidated financial statements have been rounded off to thousands of Mexican pesos, except when otherwise were indicated. The total amounts and percentages may not accurately reflect the absolute amounts in this document due to rounding off.

3. Significant entities of the Group

Significant subsidiaries

There were no changes in the significant subsidiaries of the Group from those disclosed at December 31, 2013.

4. Significant accounting judgments, estimates and assumptions

The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements.

Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company financial position or results of operations.

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.:

i) Aircraft maintenance deposits paid to lessors

The Company makes certain assumptions at the inception of a lease and at each reporting date to determine the recoverability of maintenance deposits. The key assumptions include the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor.

ii) Management incentive plan

-	Transactions liquidated through equity instruments

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, and making assumptions about them.

-	Transactions with stock based payments that are liquidated in cash (appreciation rights on the value of the stock

The cost of the plans involving appreciation rights on the value of the shares are initially measured at their fair value at the date of concession. This fair value is recognized in consolidated statement of operation with its corresponding liability, starting at the time when it is likely that the stipulated condition of performance in the plan is met and until all conditions are realized. That liability is revalued at every report date, including the date of liquidation, and changes in fair value are recognized in the item of salaries and benefits in the consolidated statement of operation.

iii) Deferred taxes

Deferred tax assets are recognized for all available tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management’s judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning opportunities to advance taxable profit before expiration of available tax losses.

iv) Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility.

v) Impairment of long-lived assets

The Company assesses whether there are any indicators of impairment for long-lived assets annually and at other times when such indicators exist. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, using the Company’s projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

vi) Allowance for doubtful accounts

An allowance for doubtful accounts receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

5. Convenience translation

U.S. dollar amounts at December 31, 2014 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos at December 31, 2014, divided by an exchange rate of Ps.14.7180 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2014. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

6. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

7. Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalent consist of cash and short-term deposits as defined above. At December 31, 2014 and 2013, the Company's cash and cash equivalents are denominated in pesos and dollars.

8. Related parties

An analysis of balances due from/to related parties at December 31, 2014 and 2013 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transactions	Country of origin	2014		2013		Terms
Due from:
ARSA Asesoría Integral Profesional, S.A. de C.V.*	Insurance passenger commissions	Mexico	Ps.	-	Ps.	885	30 days
			Ps.	-	Ps.	885
Due to:
Aeromantenimiento, S.A.	Aircraft and engine maintenance	El Salvador	Ps	559	Ps.	2,796	30 days
Human Capital International HCI, S.A. de C.V.	Professional fees	Mexico		8		240	30 days
			Ps.	567	Ps.	3,036

*As of February 7th , 2014 ARSA is not longer a related party.

For the years ended December 31, 2014 and 2013, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

9. Financial instruments

Set out below is an overview of financial instruments by classification, other than cash and short-term deposits, held by the Company at December 31, 2014:

	Amortized cost		Fair value (other comprehensive income)
Financial assets:
Accounts receivable, net	Ps.	174,941		-
Other accounts receivable		39,162		-
Derivative financial instruments		-		62,679
Total current assets	Ps.	214,103	Ps.	62,679
Derivative financial instruments		-		5,454
Total non-current assets		-		5,454
Total	Ps.	214,103	Ps.	68,133

	Amortized cost		Fair value (other comprehensive income)
Financial liabilities:
Accounts payable (suppliers) and related parties*	Ps.	506,171		-
Financial debt		823,071		-
Derivative financial instruments		-		210,650
Total current	Ps.	1,329,242	Ps.	210,650
Financial debt		424,799		-
Derivative financial instruments		-		42,468
Total non-current assets		424,799		42,468
Total	Ps.	1,754,041	Ps.	253,118

*It includes accounts payable to related parties in the amount of Ps.567.

As of October 1, 2014 the Company chose to early adopt IFRS 9 (2013) “Financial Instruments”, which comprises aspects related to classification and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. Additional disclosures are presented in the Audited Consolidated Financial Statements.

10. Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

At December 31, 3014, all assets and liabilities on which fair value is measured or disclosed by the Company have been categorized at Level 2.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. At December 31, 2014, the Company determined that there were no transfers between the distinct fair value hierarchy levels.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2014		2013		2014		2013
Assets
Derivative financial instruments	Ps.	68,133	Ps.	11,133	Ps.	68,133	Ps.	11,133

Liabilities
Financial debt*		(1,243,192)		(559,945)		(1,247,713)		(562,739)
Derivative financial instruments		(253,118)		(106,151)		(253,118)		(106,151)
Total	Ps.	(1,428,177)	Ps.	(654,963)	Ps.	(1,432,698)	Ps.	(657,757)

*Floating rate borrowing

11. Rotable spare parts, furniture and equipment, net

a) The detail of rotable spare parts, furniture and equipment is shown below:

	Gross value				Accumulated depreciation				Net carrying value
	At December 31, 2014		At December 31, 2013		At December 31, 2014		At December 31, 2013		At December 31, 2014		At December 31, 2013
Aircraft parts and rotable spare parts	Ps.	241,190	Ps.	181,676	Ps.	(89,247)	Ps.	(69,436)	Ps.	151,943	Ps.	112,240
Constructions and improvements		79,481		69,056		(55,377)		(40,810)		24,104		28,246
Standardization		97,181		71,371		(49,559)		(31,259)		47,622		40,112
Computer equipment		24,106		22,323		(20,233)		(17,439)		3,873		4,884
Office furniture and equipment		27,798		27,014		(12,056)		(8,398)		15,742		18,616
Electric power equipment		15,491		15,491		(8,144)		(6,281)		7,347		9,210
Motorized transport equipment platform		4,597		4,597		(4,358)		(4,267)		239		330
Communications equipment		8,054		7,545		(3,981)		(3,200)		4,073		4,345
Workshop machinery and equipment		6,775		6,776		(2,197)		(1,526)		4,578		5,250
Service carts on board		5,367		4,505		(2,698)		(1,810)		2,669		2,695
Pre-delivery payments		1,396,008		879,001		-		-		1,396,008		879,001
Workshop tools		11,883		10,395		(9,811)		(8,796)		2,072		1,599
Construction and improvements in process		4,760		8,828		-		-		4,760		8,828
Leasehold improvements to flight equipment		1,187,914		601,845		(629,632)		(375,878)		558,282		225,967
Total	Ps.	3,110,605	Ps.	1,910,423	Ps.	(887,293)	Ps.	(569,100)	Ps.	2,223,312	Ps.	1,341,323

b) During the years ended December 31, 2014 and 2013 the Company recorded additions of rotable spare parts, furniture and equipment by an amount of Ps.1,594,310 and Ps.1,140,930, respectively.

c) For the years ended December 31, 2014 and 2013, the Company recorded disposals of rotable, spare parts and furniture by an amount of Ps.400,744 and Ps.725,574.

d) Depreciation expense for the years ended December 31, 2014 and 2013 was Ps.318,103 and Ps.269,352, respectively. This amount was recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

e) In accordance with the agreement between the Company and Airbus S.A.S. (“Airbus”) and IAE International Aero Engines AG (“IAE”) for the purchase of aircraft and engines, respectively, the Company agreed to make pre-delivery payments prior to the delivery of each aircraft and spare engine. These pre-delivery payments are calculated based on the price of each aircraft and engine, and following a formula established for such purpose in the agreement.

During the years ended December 31, 2014 and 2013, the amounts paid for aircraft pre-delivery payments were Ps.926,314 (US$69.1 million) and Ps.735,036 (US$56.9 million), respectively.

12. Financial liabilities

Financial debt

At December 31, 2014 and 2013, the Company’s short and long-term debt consists of the following:

		2014	2013
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on December 1, 2016, bearing annual interest rate at the three-month LIBOR rate plus 2.50 percentage points.	1,243,192	559,945
II.	Accrued interest	4,678	2,347
		1,247,870	562,292
Less: Short-term maturities*		823,071	268,468
Long-term total		424,799	293,824

*Includes accrued interest by an amount of Ps.4,678.

The following table provides a summary of the Company’s principal payments of debt obligations and accrued interest at December 31, 2014:

		2015		2016		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	823,071	Ps.	Ps. 424,799	Ps.	1,247,870
Total	Ps.	823,071	Ps.	Ps. 424,799	Ps.	1,247,870

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i) Incur debt above a specified debt basket unless certain financial ratios are met.

ii) Create liens.

iii) Merge with or acquire any other entity without the previous authorization of the Banks.

iv) Dispose of certain assets.

v) Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2014 and December 31, 2013, the Company was in compliance with the covenants under the above-mentioned loan agreements.

13. Operating leases

Composition of the fleet, operating leases:

Aircraft Type	Model	At December 31, 2014	At December 31, 2013
A319	132	6	7
A319	133	12	13
A320	233	28	20
A320	232	4	4
		50	44

The Company expects to take delivery of four Airbus A320 aircraft and two Airbus A321 aircraft during 2015 (four of them based on the terms of the original Airbus purchase agreement).

14. Equity

As of December 31, 2014, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A Shares	3,224	877,852,982	877,856,206
Series B Shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(20,866,797)	(20,866,797)
	24,180	990,985,700	991,009,880

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company´s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution, subject to the rights of the holders of all series of stock outstanding having priority rights to dividends. The Company’s revolving line of credit with Banco Santander México and Bancomext limit the Company´s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the years ended December 31, 2014 and 2013 the Company did not declare any dividends.

15. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings.

The major components of income tax expense in the unaudited interim condensed consolidated statement of operations for the years ended December 31, 2014 and 2013:

	For the years ended December 31,
	2014		2013
Current tax expense	Ps.	(17,345)	Ps.	(8,710)
Deferred income tax expense		(21,375)		(8,840)
Total income tax expense on profits	Ps.	(38,720)	Ps.	(17,550)

16. Commitments

Committed expenditures for aircraft purchase and related flight equipment, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in thousands of U.S. dollars		Commitment expenditures equivalent in thousands of Mexican pesos
2015	US$	45,395	Ps.	668,120
2016		41,547		611,492
2017		82,275		1,210,922
2018		119,883		1,764,442
2019		91,556		1,347,516
2020 and thereafter		25,691		378,128
	US$	406,347	Ps.	5,980,620

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

17. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

Revenues:	2014		2013
Domestic (Mexico)	Ps.	10,218,973	Ps.	9,619,983
United States of America		3,817,769		3,382,488
Total revenues	Ps.	14,036,742	Ps,	13,002,471

Management’s discussion and analysis of financial condition and results of operations

Volaris Reports Solid Fourth Quarter 2014 Margin Expansion, Reaching Adjusted EBITDAR Margin of 31% and Operating Margin of 11%

Mexico City, Mexico, February 25, 2015 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today announced its financial results for the fourth quarter and full year 2014.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter and Full Year 2014 Highlights

■	Total operating revenues were Ps.3,958 million and Ps.14,037 million for the fourth quarter and full year, respectively, an increase of 24.3% and 8.0% year over year, respectively.

■	Non-ticket revenues increased 81.2% and 45.0% for the fourth quarter and full year, year over year, respectively. Non-ticket revenue per passenger increased 60.7% and 32.2%, reaching Ps.313 and Ps.279 (US$21 and US$19), for the fourth quarter and full year, respectively.

■	Total operating revenue per available seat mile (TRASM) increased to Ps.130.5 cents and Ps.118.7 cents for the fourth quarter and full year, respectively, an increase of 20.7% and a decrease of 0.5% year over year, respectively.

■	Operating expenses per available seat mile (CASM) increased 1.5% and 0.5% for the fourth quarter and full year, year over year, respectively, reaching Ps.116.4 cents and Ps.116.9 cents (US$7.9 cents and US$7.9 cents). CASM expressed in US cents decreased 9.9% and 10.7% for the fourth quarter and full year, year over year, respectively. CASM excluding fuel expressed in US dollars reached US$4.9 cents for the full year 2014.

■	Adjusted EBITDAR for the fourth quarter was Ps.1,239 million, a 156.1% increase year over year with an Adjusted EBITDAR margin of 31.3%, a margin increase of 16.1 percentage points. Adjusted EBITDAR for the full year was Ps.3,081 million, a 9.8% increase year over year with an Adjusted EBITDAR margin of 22.0%, a margin increase of 0.4 percentage points.

■	EBIT reached Ps.426 million with an operating margin of 10.8% for the fourth quarter, a margin improvement of 17.0 percentage points. EBIT reached Ps.204 million with an operating margin of 1.5% for the full year, a margin decrease of 0.9 percentage points.

■	Net income reached Ps.703 million (Ps.0.69 per share / US$0.47 per ADS) and net margin of 17.8% for the fourth quarter, a net margin improvement of 20.9 percentage points. Net income reached Ps.605 million (Ps.0.60 per share / US$0.41 per ADS) and net margin of 4.3% for the full year, a net margin improvement of 2.3 percentage points.

■	During the fourth quarter the net increase of cash and cash equivalents was Ps.342 million mainly driven by the resources provided by operating activities of Ps.470 million. Unrestricted cash and cash equivalents was Ps.2,265 million, representing 16% of last twelve month revenues.

Volaris CEO Enrique Beltranena commented: “The network adjustments and non-ticket revenue growth strategy together with a continuous focus on cost control produced fourth quarter adjusted EBITDAR, operating, and net margin expansions. We continue to see improvement in the market environment as industry capacity discipline drives a stronger fare environment. We also foresee potential benefits in 2015 from lower fuel costs and the continuation of non-ticket revenue growth”.

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	1

Improving Macroeconomic Environment

■	The Mexican macroeconomic environment:
o	GDP growth for the full year 2014 was 2.1%.
o	Consumer confidence increased 4.7% and 4.3% year over year in November and December of 2014, respectively.
o	The Mexican General Economic Activity Indicator (IGAE) increased 2.04% in November of 2014 compared to the same period in 2013.

■	Exchange rate volatility: The Mexican peso depreciated 6.2% year over year against the US dollar, as the exchange rate devalued from an average of Ps.13.03 pesos per US dollar in the fourth quarter of 2013 to Ps.13.84 pesos per US dollar during the fourth quarter of 2014.

■	Lower fuel prices: The average economic fuel cost per gallon decreased 10.4% year over year in the fourth quarter of 2014, reaching Ps.35.6 (US$2.4) per gallon.

Volaris Continuous Focus on Capacity Management Results in Unit Revenue Improvement

■	Unit revenue improvement and capacity management: TRASM and yield increased 20.7% and 6.5% for the fourth quarter year over year, respectively, as a result of a strong international revenue environment and recovering domestic market pricing conditions. Domestic capacity decreased 0.7%, reflecting capacity discipline and supporting yield recovery, while international capacity increased 14.0%, responding to a stronger fare environment.

■	Non-ticket revenues growth: Non-ticket revenues excluding cargo per passenger increased 85.6% year over year for the fourth quarter. Our innovative revenue management techniques allow us to maximize revenue and our smart buyers are clearly understanding our business model by purchasing ancillaries early in the travel process. For example, we implemented ancillary bundles and new travel related products in the booking process.

■	Air traffic volume increase: The Mexican Dirección General de Aeronáutica Civil (DGAC) reported an overall passenger increase for Mexican carriers of 9.0% for 2014 and Volaris market share among Mexican carriers remained at 23.0% in both domestic and international markets, the second largest among them.

■	New routes launch: In the fourth quarter only, Volaris opened 18 routes (nine domestic and nine international), focusing on our VFR customer base, both in the domestic and the Mexico-US market. During 2014, Volaris opened 36 new point-to-point routes (24 domestic and 12 international).

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	2

Fourth Quarter Operating Revenues: Managing Capacity for Profitability Leading to Solid Revenue Indicators

Volaris booked 2.6 million passengers in the fourth quarter 2014, a 12.7% year over year growth rate. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 7.9%.

Volaris’ total operating revenues were Ps.3,958 million, an increase of 24.3% year over year. Yield increased 6.5% year over year.

During the fourth quarter 2014, our non-ticket revenues and non-ticket revenue per passenger reached Ps.818 million and Ps.313 (US$21), respectively. Non-ticket revenues per passenger increased 60.7%.

Passenger revenue per available seat mile (RASM) increased 11.6%, and total operating revenue per available seat mile (TRASM) was 20.7% higher, as a result of an improving fare environment and stronger non-ticket revenues.

Maintaining Cost Discipline: Early Tailwinds from Fuel Savings, Despite Exchange Rate Impact on Unit Costs

CASM for the fourth quarter 2014 was Ps.116.4 cents (US$7.9 cents), a 1.5% increase compared to the fourth quarter of 2013, driven by a higher average exchange rate during the quarter and lower capacity growth reflecting capacity discipline. On a US dollar basis, our CASM in the fourth quarter decreased 9.9% compared to the same period in 2013. CASM excluding fuel expressed in US dollars reached US$4.9 cents for the full year 2014.

As a result of our expanding operations into the US, our revenues denominated in US dollars in the fourth quarter reached 29%, continuing to build a natural hedge from the exchange rate perspective.

In the fourth quarter Volaris experienced pressures in US dollar denominated costs such as aircraft rents, international airport costs, and maintenance expenses. However, Volaris managed to offset most of these increases with efficiencies in salaries and benefits costs and landing, take-off and navigation expenses.

Young and Fuel Efficient Fleet

As of December 31, 2014, the Company´s fleet was comprised of 50 aircraft (32 A320s and 18 A319s), with an average age of 4 years. We expect to end 2015 with 55 aircraft, including our first two A321s in the second quarter of 2015. Volaris closed 2014 with the largest narrow body fleet among Mexican airlines.

Positive Cash Flow Generation, Strong Balance Sheet and Good Liquidity

During the fourth quarter the net increase of cash and cash equivalents was Ps.342 million mainly driven by the resources provided by operating activities of Ps.470 million.

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	3

As of December 31, 2014, Volaris had Ps.2,265 million in unrestricted cash and cash equivalents, representing 16% of last twelve month revenues. The Company recorded negative net debt (or a positive net cash position) of Ps.1,017 million and total equity was Ps.4,470 million.

During the fourth quarter 2014, Volaris incurred capital expenditures of Ps.372 million, which included pre-delivery payments for future deliveries of aircraft net of refunds of Ps.189 million and acquisitions of rotable spare parts, furniture and equipment of Ps.183 million.

Active in Fuel Risk Management

Volaris has continued to remain active in its fuel risk management program with a combination of financial instruments including Jet Fuel swaps and purchase of call options. In the fourth quarter Volaris hedged 26% of fuel consumption at an average price of US$2.80 per gallon and combined with the 74% unhedged consumption resulted in a blended average economic fuel cost of US$2.42 per gallon.

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Analyst Coverage

Firm	Analyst
Barclays	Benjamin M. Theurer
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
Itaù Unibanco	Renato Salomone
Morgan Stanley	Eduardo Couto
Santander	Ana Gabriela Reynal
UBS	Victor Mizusaki

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	4

Conference Call/Webcast Details:

Volaris will conduct a conference call to discuss these results on February 26, 2015, at 11:00 a.m. EST. A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 130 and its fleet from four to 51 aircraft. Volaris offers more than 235 daily flight segments on routes that connect 38 cities in Mexico and 19 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years.

For more information, please visit: www.volaris.com

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words "expects," "estimates," "plans," "anticipates," "indicates," "believes," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	5

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended December 31, 2014 (US Dollars)*	Three months ended December 31, 2014	Three months ended December 31, 2013	Variance (%)
Total operating revenues (millions)	269	3,958	3,184	24.3%
Total operating expenses (millions)	240	3,532	3,381	4.5%
EBIT (millions)	29	426	(197)	NA
EBIT margin	10.8%	10.8%	(6.2)%	17.0	pp
Adjusted EBITDA (millions)	38	564	(111)	NA
Adjusted EBITDA margin	14.2%	14.2%	(3.5)%	17.7	pp
Adjusted EBITDAR (millions)	84	1,239	484	>100%
Adjusted EBITDAR margin	31.3%	31.3%	15.2%	16.1	pp
Net income (loss) (millions)	48	703	(97)	NA
Net margin	17.8%	17.8%	(3.1)%	20.9	pp
Earnings per share:
Basic	0.05	0.69	(0.10)	NA
Diluted	0.05	0.69	(0.10)	NA
Earnings per ADS:
Basic	0.47	6.95	(0.96)	NA
Diluted	0.47	6.95	(0.96)	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)	-	3,033	2,946	3.0%
Domestic	-	2,191	2,207	(0.7)%
International	-	842	739	14.0%
Revenue passenger miles (RPMs) (millions)	-	2,512	2,329	7.9%
Domestic	-	1,824	1,760	3.7%
International	-	688	569	20.9%
Load factor	-	82.8%	79.1%	3.7	pp
Domestic	-	83.3%	79.7%	3.6	pp
International	-	81.7%	77.0%	4.7	pp
Total operating revenue per ASM (TRASM) (cents)	8.9	130.5	108.1	20.7%
Passenger revenue per ASM (RASM) (cents)	7.0	103.5	92.8	11.6%
Passenger revenue per RPM (Yield) (cents)	8.5	125.0	117.3	6.5%
Average fare	81.5	1,200	1,177	2.0%
Non-ticket revenue per passenger	21.2	313	195	60.7%
Non-ticket revenue excluding cargo per passenger	19.9	293	158	85.6%
Operating expenses per ASM (CASM) (cents)	7.9	116.4	114.8	1.5%
Operating expenses per ASM (CASM) ( US cents)	-	7.9	8.8 **	(9.9)%
CASM ex fuel (cents)	5.1	74.4	68.3	9.0%
CASM ex fuel (US cents)	-	5.1	5.2 **	(3.2)%
Booked passengers (thousands)	-	2,617	2,321	12.7%
Departures	-	19,476	18,274	6.6%
Block hours	-	50,519	48,966	3.2%
Fuel gallons consumed (millions)	-	35.8	34.5	3.9%
Average economic fuel cost per gallon	2.4	35.6	39.8	(10.4)%
Aircraft at end of period	-	50	44	13.6%
Average aircraft utilization (block hours)	-	12.4	12.9	(4.3)
Average exchange rate	-	13.84	13.03	6.2%

*Convenience translation to period-end U.S. dollars (Ps.14.7180). **Convenience translation to period-end U.S. dollars (Ps.13.0765)

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	6

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Year Ended December 31, 2014 (US Dollars)*	Year Ended December 31, 2014	Year Ended December 31, 2013	Variance (%)
Total operating revenues (millions)	954	14,037	13,002	8.0%
Total operating expenses (millions)	940	13,833	12,685	9.0%
EBIT (millions)	14	204	317	(35.7)%
EBIT margin	1.5%	1.5%	2.4%	(0.9)	pp
Adjusted EBITDA (millions)	37	547	619	(11.7)%
Adjusted EBITDA margin	3.9%	3.9%	4.8%	(0.9) pp
Adjusted EBITDAR (millions)	209	3,081	2,806	9.8%
Adjusted EBITDAR margin	22.0%	22.0%	21.6%	0.4 pp
Net income (millions)	41	605	265	>100%
Net margin	4.3%	4.3%	2.0%	2.3 pp
Earnings per share:
Basic	0.04	0.60	0.31	92.7%
Diluted	0.04	0.60	0.31	92.7%
Earnings per ADS:
Basic	0.41	5.98	3.10	92.7%
Diluted	0.41	5.98	3.10	92.7%
Weighted average shares outstanding:
Basic	-	1,011,876,677	865,579,397	16.9%
Diluted	-	1,011,876,677	865,579,397	16.9%
Available seat miles (ASMs) (millions)	-	11,830	10,899	8.5%
Domestic	-	8,749	8,270	5.8%
International	-	3,081	2,629	17.2%
Revenue passenger miles (RPMs) (millions)	-	9,723	9,003	8.0%
Domestic	-	7,128	6,801	4.8%
International	-	2,595	2,202	17.8%
Load factor	-	82.2%	82.6%	(0.4	) pp
Domestic	-	81.5%	82.2%	(0.7	) pp
International	-	84.2%	83.8%	0.4	) pp
Total operating revenue per ASM (TRASM) (cents)	8.1	118.7	119.3	(0.5)%
Passenger revenue per ASM (RASM) (cents)	6.5	95.5	102.0	(6.3)%
Passenger revenue per RPM (Yield) (cents)	7.9	116.3	123.5	(5.9)%
Average fare	78.3	1,152	1,243	(7.3)%
Non-ticket revenue per passenger	18.9	279	211	32.2%
Non-ticket revenue excluding cargo per passenger	17.4	256	170	50.3%
Operating expenses per ASM (CASM) (cents)	7.9	116.9	116.4	0.5%
Operating expenses per ASM (CASM) (US cents)	-	7.9	8.9 **	(10.7)%
CASM ex fuel (cents)	4.9	71.6	69.7	2.7%
CASM ex fuel (US cents)	-	4.9	5.3 **	(8.8)%
Booked passengers (thousands)	-	9,809	8,942	9.7%
Departures	-	74,659	68,716	8.6%
Block hours	-	196,467	183,211	7.2%
Fuel gallons consumed (millions)	-	138.5	129.1	7.3%
Average economic fuel cost per gallon	2.6	38.7	39.4	(1.7)%
Aircraft at end of period	-	50	44	13.6%
Average aircraft utilization (block hours)	-	12.4	12.5	(0.3)
Average exchange rate	-	13.30	12.77	4.2%

*Convenience translation to period-end U.S. dollars (Ps.14.7180). **Convenience translation to period-end U.S. dollars (Ps.13.0765)

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	7

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2014 (US Dollars)*	Three months ended December 31, 2014	Three months ended December 31, 2013	Variance (%)
Operating revenues:
Passenger	213	3,140	2,732	14.9%
Non-ticket	56	818	452	81.2%
	269	3,958	3,184	24.3%

Other operating income	(1)	(13)	(79)	(83.2)%
Fuel	87	1,276	1,370	(6.8)%
Aircraft and engine rent expense	46	675	595	13.5%
Landing, take-off and navigation expenses	33	488	507	(3.7)%
Salaries and benefits	27	402	420	(4.1)%
Sales, marketing and distribution expenses	15	227	179	26.9%
Maintenance expenses	13	192	142	34.8%
Other operating expenses	10	148	161	(8.6)%
Depreciation and amortization	9	138	86	60.7%
Operating expenses	240	3,532	3,381	4.5%

Operating income (loss)	29	426	(197)	NA

Finance income	-	6	5	22.5%
Finance cost	(1)	(9)	(5)	69.6%
Exchange gain, net	23	336	21	>100%
Comprehensive financing result	23	334	21	>100%

Income (loss) before income tax	52	760	(176)	NA
Income tax (expense) benefit	(4)	(57)	79	NA
Net income (loss)	48	703	(97)	NA

Attribution of net income (loss)
Equity holders of the parent	48	703	(97)	NA
Non-controlling interest	-	-	-
Net income (loss)	48	703	(97)	NA

*Convenience translation to period-end U.S. dollars (Ps.14.7180)

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	8

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Year Ended December 31, 2014 (US Dollars)*	Year Ended December 31, 2014	Year Ended December 31, 2013	Variance (%)
Operating revenues:
Passenger	768	11,303	11,117	1.7%
Non-ticket	186	2,733	1,885	45.0%
	954	14,037	13,002	8.0%

Other operating income	(2)	(22)	(111)	(80.1)%
Fuel	364	5,364	5,086	5.5%
Aircraft and engine rent expense	172	2,535	2,187	15.9%
Landing, take-off and navigation expenses	140	2,066	1,924	7.4%
Salaries and benefits	107	1,577	1,563	0.8%
Sales, marketing and distribution expenses	56	817	704	16.1%
Maintenance expenses	45	665	572	16.2%
Other operating expenses	33	490	459	6.9%
Depreciation and amortization	23	343	302	13.6%
Operating expenses	940	13,833	12,685	9.0%

Operating income	14	204	317	(35.7)%

Finance income	2	23	25	(5.3)%
Finance cost	(2)	(32)	(126)	(74.3)%
Exchange gain, net	30	449	66	>100%
Comprehensive financing result	30	440	(35)	NA

Income before income tax	44	644	283	>100%
Income tax expense	(3)	(39)	(18)	>100%
Net income	41	605	265	>100%

Attribution of net income:
Equity holders of the parent	41	605	269	>100%
Non-controlling interest	-	-	(3)	NA
Net income	41	605	265	>100%

*Convenience translation to period-end U.S. dollars (Ps.14.7180)

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	9

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	December 31, 2014 Unaudited	December 31, 2014 Unaudited	December 31, 2013 Audited
(US Dollars)*
Assets
Cash and cash equivalents	154	2,265	2,451
Accounts receivable	30	449	602
Inventories	9	140	114
Prepaid expenses and other current assets	15	228	323
Financial instruments	4	63	11
Guarantee deposits	37	545	499
Total current assets	251	3,689	4,000
Rotable spare parts, furniture and equipment, net	151	2,223	1,341
Intangible assets, net	5	73	79
Financial instruments	-	5	-
Deferred income tax	22	328	305
Guarantee deposits	241	3,541	2,603
Other assets	3	46	49
Total assets	673	9,905	8,378
Liabilities
Unearned transportation revenue	97	1,421	1,393
Accounts payable	34	506	537
Accrued liabilities	76	1,122	1,033
Taxes and fees payable	46	677	599
Financial instruments	14	211	32
Financial debt	56	823	268
Other liabilities	1	9	9
Total short-term liabilities	324	4,768	3,872
Financial instruments	3	42	74
Financial debt	29	425	294
Accrued liabilities	10	144	138
Other liabilities	1	21	11
Employee benefits	1	8	5
Deferred income taxes	2	27	22
Total liabilities	369	5,435	4,415
Equity
Capital stock	202	2,974	2,974
Treasury shares	(8)	(115)	(108)
Contributions for future capital increases	-	-	-
Legal reserve	3	38	38
Additional paid-in capital	121	1,787	1,786
Accumulated losses	(4)	(56)	(661)
Accumulated other comprehensive losses	(11)	(158)	(66)
Total equity	304	4,470	3,962
Total liabilities and equity	673	9,905	8,378

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677

*Convenience translation to period-end U.S. dollars (Ps.14.7180)

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	10

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2014 (US Dollars)*	Three months ended December 31, 2014	Three months ended December 31, 2013

Net cash flow provided by (used in) operating activities	32	470	(395)
Net cash flow used in investing activities	(25)	(372)	(288)
Net cash flow provided by financing activities	17	245	154
Increase (decrease) in cash and cash equivalents	23	342	(529)
Net foreign exchange differences	7	108	6
Cash and cash equivalents at beginning of period	123	1,814	2,974
Cash and cash equivalents at end of period	154	2,265	2,451

*Convenience translation to period-end U.S. dollars (Ps.14.7180)

Unaudited (In millions of Mexican pesos)	Year Ended December 31, 2014 (US Dollars)*	Year Ended December 31, 2014	Year Ended December 31, 2013

Net cash flow provided by operating activities	23	334	39
Net cash flow used in investing activities	(81)	(1,185)	(312)
Net cash flow provided by financing activities	36	525	1,861
(Decrease) increase in cash and cash equivalents	(22)	(326)	1,587
Net foreign exchange differences	10	141	41
Cash and cash equivalents at beginning of period	167	2,451	822
Cash and cash equivalents at end of period	154	2,265	2,451

*Convenience translation to period-end U.S. dollars (Ps.14.7180)

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V.	11

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	04	YEAR:	2014
CODE: VOLAR
INVESTMENTS IN ASSOCIATES AND JOINT
NEW YORK STOCK	VENTURES			CONSOLIDATED
EXCHANGE: VLRS
	(THOUSAND OF MEXICAN PESOS)

			%	Total amount
Company name	Principal activity	Number of shares	Owner Ship	Acquisition cost	Current value
Total investment in associates				0	0

Notes N/A

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
MEXICAN STOCK	S.A.B. DE C.V.	QUARTER:	04	YEAR:	2014
EXCHANGE CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS
	BREAKDOWN OF CREDITS			CONSOLIDATED
	(THOUSAND OF MEXICAN PESOS)

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
Credit type / institution	Foreign institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Banks
Foreign trade
Secured
Commercial banks
Banco Santander-Bancomext	Not	27/07/2011	01/12/2016	LIBOR +2.5%							0	818,393	424,799	0	0	0
Other
Total banks					0	0	0	0	0	0	0	818,393	424,799	0	0	0

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
MEXICAN STOCK EXCHANGE	S.A.B. DE C.V.
CODE: VOLAR		QUARTER:	04	YEAR:	2014

NEW YORK STOCK
EXCHANGE CODE: VLRS
	BREAKDOWN OF CREDITS			CONSOLIDATED
	(THOUSAND OF MEXICAN PESOS)

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
Credit type / institution	Foreign institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Stock market
Listed stock exchange
Unsecured
Secured
Private placements
Unsecured
Secured
Total stock market listed in stock exchange and private placement					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
CODE: VOLAR	S.A.B. DE C.V.
		QUARTER:	04	YEAR:	2014
NEW YORK STOCK
EXCHANGE CODE: VLRS
	BREAKDOWN OF CREDITS			CONSOLIDATED
(THOUSAND OF MEXICAN PESOS)

				Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
				Time interval						Time interval
Credit type / institution	Foreign institution (Yes/No)	Date of agreement	Expiration date	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Other current and non-current liabilities with cost
Total other current and non-current liabilities with cost				0	0	0	0	0	0	0	0	0	0	0	0

Suppliers
Landing, take-off and navigation	Not				208,317
Administrative expenses	Not				67,848
Fuel	Not				57,246
Maintenance expenses	Not				19,801
Sales, marketing and distribution expenses	Not				16,141
Technology and communication	Not				13,834
Other services	Not				2,783
Maintenance expenses	Yes										53,732
Aircraft and engine rent expenses	Yes										20,278
Technology and communication	Yes										19,241
Landing, take-off and navigation	Yes										16,407
Fuel	Yes										5,773
Administrative expenses	Yes										3,205
Sales, marketing and distribution	Yes										998
Total suppliers				0	385,970					0	119,634

Other current and non-current liabilities
Others	Not			0	2,227,401	74,597	43,130	27,225	27,832	0	539,875	42,468	0	0	0
Others	Yes
Total other current and non-current liabilities				0	2,227,401	74,597	43,130	27,225	27,832	0	539,875	42,468	0	0	0

General total				0	2,613,371	74,597	43,130	27,225	27,832	0	1,477,902	467,267	0	0	0

NOTES:

1.	Revolving line of credit to finance pre-delivery payments. The pre-delivery payments refer to pre-payments made to aircraft an engine manufactures during the manufacturing stage of the aircraft.
2.	The financial debt breakdown does not include interest payable at December 31, 2014.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
MEXICAN STOCK EXCHANGE	S.A.B. DE C.V.	QUARTER:	04	YEAR:	2014
CODE: VOLAR
MONETARY FOREIGN CURRENCY POSITION
NEW YORK STOCK
EXCHANGE CODE: VLRS
CONSOLIDATED
(THOUSAND OF MEXICAN PESOS)

	Dollars		Other currencies
Foreign currency position (thousands of pesos)	Thousands of dollars	Thousands pesos	Thousands of dollars	Thousands pesos	Thousands pesos total

Assets	477,071	7,021,519	0	0	7,021,519

Current	132,045	1,943,433	0	0	1,943,433

Non current (1)	345,026	5,078,086	0	0	5,078,086

Liabilities	132,163	1,945,169	0	0	1,945,169

Short - term	100,415	1,477,902	0	0	1,477,902

Long term	31,748	467,267	0	0	467,267

Net balance	344,908	5,076,350	0	0	5,076,350

Notes

U.S. dollar amounts at December 31, 2014 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.14.7180 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2014.

(1) Include pre-delivery payments, which are included as part of property, plant and equipment and therefore are not revaluated.

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	04	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DEBT INSTRUMENTS			PAGE	1 / 2
EXCHANGECODE: VLRS
				CONSOLIDATED

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	04	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DEBT INSTRUMENTS			PAGE	2 / 2
EXCHANGECODE: VLRS
				CONSOLIDATED

ACTUAL SITUATION OF FINANCIAL LIMITED

In compliance

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
MEXICAN STOCK EXCHANGE	S.A.B. DE C.V.	QUARTER:	04	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISTRIBUTION OF REVENUE BY PRODUCT
EXCHANGE CODE: VLRS				CONSOLIDATED
	TOTAL INCOME
	(THOUSANDS OF MEXICAN PESOS)

	Net sales			Main
Main products or product line	Volume	Amount	Market share (%)	Trademarks	Customers
National income
Domestic (México)	0	10,218,973	0.00
Export income
United States of America	0	3,817,769	0.00
Income of subsidiaries abroad

Total	0	14,036,742

Notes

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
MEXICAN STOCK EXCHANGE	S.A.B. DE C.V.	QUARTER:	04	YEAR:	2014
CODE: VOLAR
	ANALYSIS OF PAID CAPITAL STOCK
NEW YORK STOCK
EXCHANGE CODE: VLRS				CONSOLIDATED
	CHARACTERISTICS OF THE SHARES

		Valid	Number of shares				Capital stock
Series	Nominal value	coupon	Fixed portion	Variable portion	Mexican	Free subscription	Fixed	Variable
A	0	0	3,224	877,852,982	0	0	9	2,579,714
B	0	0	20,956	133,999,515	0	0	56	393,780
TOTAL			24,180	1,011,852,497	0	0	65	2,973,494

Total number of shares representing the paid in capital stock on the date of sending the information								1,011,876,677

Notes

In thousands of Mexican pesos.

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK		QUARTER:	03	YEAR:	2014
EXCHANGE CODE: VOLAR
	DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGECODE: VLRS
				PAGE	1 / 3
				CONSOLIDATED

Qualitative and quantitative information of the derivatives position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. y subsidiaries (“Volaris” o la “Compañía”) at December 31, 2014.

1)	Management discussion about the financial derivatives instruments policies, explaining whether these policies allow them to be used only for hedging or other purposes such as negotiation.

The Company´s activities are exposed to different financial risks. The Company’s global risk management program is focused on the uncertainty in the financial markets and aims to minimize the adverse effects on the net earnings and necessities of working capital. Volaris uses derivative financial instruments to hedge some of these risks and does not engage into derivatives instruments for speculative or negotiation purposes.

The Company has a Risk Management team that identifies and measures the exposure to different financial risks; additionally they design the strategies to mitigate them. Therefore has a Hedge Policy and procedures related to it, in which the strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance of the Company

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by various committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the Hedging Policy, and its procedures, are subject to internal and external audits.

The Hedging Policy is conservative regarding approved derivative financial instrument since it only allows plain vanilla simple instruments that maintain an effective correlation with the primary position to be hedged. It is the Company’s objective to ensure that derivative financial instruments held, at all times, qualify for hedge accounting.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.	Fuel price risk: Volaris engages in derivative financial instruments aiming to hedge against significant increases and/or sudden increases in the fuel price. Such instruments are negotiated in over the counter (“OTC”) market, with approved counterparties and within approved limits by the Hegding Policy. At the date of this report, the Company has Asian swaps and Asian call options, with U.S. Gulf Coast Jet Fuel 54 as underlying asset. Asian instruments provide a more prefect offsetting due that the payoff takes into account the average price of the underlying asset considered in Volaris main fuel supplier. These instruments qualified for hedge accounting and accordingly, their effects are presented as part of fuel cost in the consolidated statements of operations.

2.	Foreign currency risk: The Company's exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different from the Company´s functional (including the amount payable arising from U.S. dollar denominated expenses and U.S. dollar linked expenses and payments). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not hold foreign currency related derivative financial instruments.

3.	Interest rate risk: The Company's exposure to the risk of changes in market interest rates relates primarily to the Company´s long term debt obligations and flight equipment operating lease agreements with floating interest rates. The Company’s results are affected by fluctuations in market interest rates due to the impact that such changes may have on lease payments indexed to London Inter Bank Offered Rate (“LIBOR”). The Company uses interest rate swaps to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK		QUARTER:	04	YEAR:	2014
EXCHANGE CODE: VOLAR
	DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGECODE: VLRS
				PAGE	2 / 3
				CONSOLIDATED

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

Markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To manage counterparty risk, the Company negotiates ISDA agreements with counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. This risk on derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. As of December 31, 2014, the Company has in place 9 ISDA agreements and operates through 6 of them.

All of the ISDA agreements have a credit support annex (“CSA”), where credit conditions are defined, among which credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding. The execution of derivative financial instruments is distributed among the different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are carried at cost or fair value and the valuation methods and techniques.

The Company uses the valuations received from its counterparties. These fair values are compared against internally developed valuation techniques that are made using valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on market levels and variables of the underlying asset, using Bloomberg as the main source of information.

Based on International Financial Reporting Standards ("IFRS"), under which the Company prepares its financial statements, Volaris realizes prospective and retrospective effectiveness tests, as well as hedging records where derivative financial instruments are classified according to the type of underlying asset (updated and monitored constantly).

	CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
	S.A.B. DE C.V.
MEXICAN STOCK		QUARTER:	04	YEAR:	2014
EXCHANGE CODE: VOLAR
	DERIVATIVE FINANCIAL INSTRUMENTS
NEW YORK STOCK
EXCHANGECODE: VLRS
				PAGE	3 / 3
				CONSOLIDATED

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by different committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the hedging policy, and its procedures, are subject to internal and external audits. To avoid putting the Company’s balance sheet at risk, the hedging policy establishes liquidity thresholds and Volaris may only enter into new derivative financial instruments positions when we have cash available to support the cost of such coverage.

At the date of this report, the management believes that the resources of the Company are sufficient to cover its current financial requirements and allows the settlements of obligations related to derivative financial instruments

4)	Changes in exposure to the major risks identified and the administration thereof, contingencies and known or anticipated events by management that may affect future reports.

The Company's activities are exposed to various financial risks, such as the fuel price risk, foreign currency risk and interest rate risk. During the fourth quarter of 2014 no significant changes were identified that can modify exposure to the risks described above, a situation that may change in the future.

The Hedging Policy is conservative regarding approved derivative financial instruments, since it only allows plain vanilla instruments that maintain effective correlation with the primary position hedged (in accordance with IFRS standards). Accordingly, changes in the fair value of derivative instruments will solely be the result of changes in the levels or prices of the underlying asset, and it will not modify the hedging objective for which they were initially celebrated.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The execution of derivative financial instruments is distributed among its different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

During the fourth quarter of 2014, there wasn’t any default on any of the Company’s derivative financial instruments agreements.

5)	Quantitative information

At the date of this report, all the Company’s derivatives financial instruments are treated as hedge accounting, therefore the changes in the fair value of derivative instruments will solely be the result of changes in the levels or prices of the underlying asset and it will not modify the hedging objective for which they were initially celebrated.

Derivative financial instruments summary

At December 31st, 2014

(Amounts in thousands Mexican pesos)

Instrument	Hedging or other purposes	Notional amount / Nominal Value	Underlying asset value			Maturity	Fair value (4)		Collateral (5)
			Underlying asset	Current quarter (4Q14)	Previous quarter (3Q14)		Current quarter (4Q14)	Previous quarter (3Q14)
Interest swaps (1)	Hedge	USD $70.0M	6M libor	1.93%	2.14%	March 2017 / April 2017	-83,495	-82,412	8,833
Fuel Asian swaps (2)	Hedge	8.5M gallons	Jet Fuel GC 54	USD $1.65 / Gal	USD $2.63 / Gal	Monthly until June 2015	-169,623*	-44,227*	24,876
Fuel Asian call options (3)	Hedge	54.1M gallons	Jet Fuel GC 54	USD $1.65 / Gal	USD $2.63 / Gal	Monthly until March 2016	68,133	-	-

*Fair value includes their respective settlement, which it is pay the 5 following days after the end of the month.

(1)	Two derivative financial instruments allocated with the same counterparty.
(2)	35 derivative financial instruments allocated with 5 counterparties.
(3)	63 derivative financial instruments allocated with 3 counterparties.
(4)	Positions from the Company’s point of view.
(5)	All of the ISDA agreements have a credit support annex (“CSA”), where credit conditions are defined, among which credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding. The execution of derivative financial instruments is allocated among the different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V.
MEXICAN STOCK		QUARTER	04	YEAR:	2014
EXCHANGE CODE: VOLAR
NOTES TO FINANCIAL STATEMENTS
NEW YORK STOCK
EXCHANGECODE: VLRS
CONSOLIDATED

11040000: At December 31, 2014 and 2013, this item is comprised mainly of recoverable taxes and other minor receivables.

The tax recoverable balances reported at December 31, 2014 and 2013 amount to Ps.234,457 and Ps.331,479, respectively.

11060060: At December 31, 2014 and 2013, this item is comprised mainly of maintenance deposits for flight equipment paid to lessors (maintenance reserves), in the amount of Ps.505,744 and Ps.459,531, respectively.

12030030: At December 31, 2014 and 2013, this item is comprised mainly of: i) flight equipment improvements (capitalized maintenance) in the amount of Ps.1,187,540 and Ps.601,845, respectively; ii) rotable spare parts amounting to Ps.241,190 and Ps.181,676, respectively, and iii) other minor assets.

12030050: At December 31, 2014 and 2013, this item is comprised mainly of pre-delivery payments for aircraft acquisitions in the amount of Ps.1,396,008 and Ps.879,001, respectively, and iii) other minor assets.

12060040: At December 31, 2014 and 2013, in this item is presented the software.

12080050: At December 31, 2014, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps.2,936,428 and Ps.556,275, respectively.

At December 31, 2013, this item mainly includes maintenance deposits (maintenance provisions) and security deposits for flight equipment paid to lessors in the amount of Ps.2,147,720 and Ps.404,096, respectively.

21050020: At December 31, 2014 and 2013, certain taxes, rights, and tariffs are presented in this reference, which include value added tax, federal public transportation tax, federal charges for security review, charges for the use of airport facilities and taxes related to international arrivals and departures that the Company charges passengers n behalf of governmental entities and airports. These taxes, rights and tariffs are paid to those entities periodically.

21060080: At December 31, 2014, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.1,121,541 and Ps.567, respectively.

At December 31, 2013, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.1,032,682 and Ps.3,036, respectively.

30050000: At December 31, 2014 and 2013, the long term incentive plan cost is presented in this item.

30070000: At December 31, 2014 and 2013, the treasury shares value is presented exclusively in this item.